ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 5, 2019

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    ETF Series Solutions (the “Trust”)
Cboe Vest US Large Cap Premium Income Fund ETF (the “Fund”)
File Nos.: 333-179562 and 811-22668

Dear Mr. Grzeskiewicz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
249	9/28/2017	485APOS	0000894189-17-005212
271	12/11/2017	485BXT	0000894189-17-006505
282	1/5/2018	485BXT	0000894189-18-000085
296	2/1/2018	485BXT	0000894189-18-000669
313	3/2/2018	485BXT	0000894189-18-001453
326	3/29/2018	485BXT	0000894189-18-002054
336	4/27/2018	485BXT	0000894189-18-002544
346	5/25/2018	485BXT	0000894189-18-003068
353	6/22/2018	485BXT	0000894189-18-003463
363	7/20/2018	485BXT	0000894189-18-003831
382	8/17/2018	485BXT	0000894189-18-004506
390	9/14/2018	485BXT	0000894189-18-005185
399	10/12/2018	485BXT	0000894189-18-005581
412	11/9/2018	485BXT	0000894189-18-006198
425	12/7/2018	485BXT	0000894189-18-006694
439	1/4/2019	485BXT	0000894189-19-000052
451	2/1/2019	485BXT	0000894189-19-000674
463	3/1/2019	485BXT	0000894189-19-001316

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
469	3/8/2019	485APOS	0000894189-19-001500
506	5/21/2019	485BXT	0000894189-19-003097
517	6/18/2019	485BXT	0000894189-19-003655
526	7/17/2019	485BXT	0000894189-19-004218
537	8/15/2019	485BXT	0000894189-19-005038
549	9/13/2019	485BXT	0000894189-19-006230
559	10/11/2019	485BXT	0000894189-19-006877
568	11/8/2019	485BXT	0000894189-19-007539

If you have any questions or require further information, please contact Michael Barolsky at (414) 765‑5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary